Exhibit 99.1

Press Release

CARLISLE HOLDINGS LIMITED ANNOUNCES RESULTS FOR THE
FOURTH QUARTER AND FISCAL YEAR ENDED MARCH 31, 2003

        Belize City, Belize, May 16, 2003—Carlisle Holdings Limited (NASDAQ: CLHL, London: CLH) reported revenue of $291.4m (2002—$295.4m) and net income (before non-recurring items) of $9.2m (2002—$4.5m) for the quarter ended March 31, 2003, the fourth quarter of fiscal 2003. Earnings per share (before non-recurring items) for the quarter ended March 31, 2003 was $0.16 (2002—$0.08).

        For the year ended March 31, 2003, revenue was $1,194.7m (2002—$1,246.5m) and net income (before non-recurring items) was $35.9m (2002—$26.9m). Earnings per share (before non-recurring items) for the year ended March 31, 2003 was $0.61 (2002—$0.46).

        Commenting on corporate performance, Chairman, Lord Ashcroft, KCMG said:

        "OneSource continued to meet expectations in the fourth quarter. The underlying business structure has been substantially improved, overhead costs are under control and we expect the full financial impact of the initiatives taken during the past year to be reflected in the coming fiscal year. To fully leverage our growth opportunities, certain under-performing, non-core operations identified in the fourth quarter are winding down or have been sold, freeing local management to concentrate additional sales, operational and financial resources on more promising portions of the business.

        "Our UK businesses turned in respectable performances in a very challenging environment and management continues to carefully control costs as demand remains depressed. The brand and organizational structure in Facilities Services has been integrated to present a simplified approach to customers who seek single or multi-service delivery. The quality of our Staffing Services business is reflected in our ability to grow in areas such as managed human resources and healthcare.

        "We are confident that we have the right management skills and leaner business structures in place to continue to meet our goals and improve performance if business conditions pick up in the coming year."

Fourth Quarter Operational Review

Facilities Services

        The Facilities Services division reported revenue of $223.3m for the quarter ended March 31, 2003 (2002—$228.3m). Operating income for the quarter ended March 31, 2003 amounted to $1.7m (2002—$3.6m loss). Operating income for the year ended March 31, 2003 amounted to $3.5m (2002—$3.3m loss) on revenues of $917.2m (2002—$973.5m).

Facilities Services United States

        OneSource met earnings expectations for the fourth quarter and full fiscal year 2003. Prudent management of existing core businesses and careful expansion of the customer base have enabled OneSource to successfully manage its service businesses through the full year.

        OneSource returned to a primary focus on four key business elements, which include: customer retention, labor cost control, receivables management, and overhead cost reduction. These initiatives were balanced with the company's continued focus on providing quality facility services at competitive rates.

        Fourth quarter janitorial sales were strong. The company's sales and operational teams are concentrating their efforts in certain key geographic areas and selective business sectors. OneSource has seen an increase in new business volume in many metro markets as building and facilities managers move to manage costs through effective outsourcing efforts.

        OneSource continues to renew contracts with key customers in competitive re-bid situations although there have been volume reductions due to higher vacancy rates associated with the US economy. Additionally, customer efforts to reduce costs in the hospitality and other landscaping sectors have slowed growth in these markets.

        Earnings have also benefited from reductions in SG&A costs. Back office processes were streamlined earlier in the year and are generating savings. Data communications improvements are progressing in tandem with these and other management information system improvements. Back office efficiencies will continue to be a priority.

Facilities Services United Kingdom

        Fourth quarter revenue in the UK and Ireland was down from the prior year but operating income improved, reflecting reduced overheads. Security services was adversely impacted by a specific bad debt in the quarter, but gross margins have stabilized. Cleaning services continues to make a solid contribution, particularly in the Transport and Retail sectors. The Retail Support Services business enjoyed ongoing growth, expanding business with such key clients as Tesco and Sainsbury's while continuing to develop in the DIY marketplace. The priority for the coming year will be to gradually win new contracts while maintaining the stability of existing business.

Staffing Services

        Carlisle Staffing Services reported revenue of $55.2m for the quarter ended March 31, 2003 (2002—$54.8m), in a market of continuing reduced demand. Operating income for the quarter ended March 31, 2003 amounted to $2.0m (2002—$1.8m). Operating income for the year ended March 31, 2003 amounted to $9.8m (2002—$10.7m) on revenues of $222.3m (2002—$217.5m).

        With a few niche exceptions, demand for both permanent placements and temporary and contract workers remains depressed making top-line growth a challenge. However, the division continues to maintain tight control on overheads, has successfully rolled out improved front-office technology and continues to grow the outsourced Human Resources services, extending the relationship with Ernst & Young across the UK and implementing on-site services with Camelot. The recent healthcare acquisition in the Celsian business is beginning to develop combined opportunities with the existing Care and Health activities. Short-term market conditions are unlikely to improve but the company's talented staff and reduced cost base position it well for when general market conditions pick up.

Financial Services

        Financial Services reported another record result for the year ended March 31, 2003. Operating income of $7.0m (2002—$7.6m) for the fourth quarter brought the full year operating income to $27.5m (2002—$24.7m), an 11% increase. The results reflect a 10% increase in net interest income, driven by a 22% increase in the average loan portfolio, offset by a decline in interest margins.

Belize Telecommunications

        Revenue for the quarter ended March 31, 2003 amounted to $12.9m (2002—$12.3m) and remains flat as the negative impact of tariff rebalancing is offset by volume growth in established and new services, including GSM cellular. Since the commercial launch of the new GSM service in December 2002, nearly 12,000 customers have taken the service. Operating costs were higher than last year due to accelerated depreciation of the existing cellular network, the additional carrying value of the GSM network and legal and other fees related to the new regulatory framework. Operating income in the quarter ended March 31, 2003 declined to $3.4m (2002—$6.3m).

Associates

        The income from associates in the quarter ended March 31, 2003, arises from the investment in NUMAR and amounted to $0.9m (2002—$0.4m). The business has benefited from some further improvement in the market price of edible oils.

Background Information

        Through its OneSource brand, Carlisle Group is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 11,000 commercial, institutional and industrial accounts. In the UK and Ireland, Carlisle Group is also a leading provider of business services. Carlisle Facilities Services is a national provider for a broad range of people-dominated facilities services (specializing in the industry sectors of Retail, Transport, Public Sector and Distribution). Carlisle Staffing Services continues to develop a significant position in the staffing services sector with a presence in the markets for Professional Services, Office and Industrial, Public Services and the developing Human Resources Services market. This business has over 70 locations with a weekly temporary/contractor base of circa 7,000 workers employed across more than 2,700 clients. The Company also has interests in Financial Services and Telecommunication Services businesses.

Forward Looking Statements

        Certain statements in this press release constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Carlisle, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for Carlisle's services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect Carlisle's businesses and performance are set forth in filings by Carlisle Holdings Limited with the United States Securities and Exchange Commission.

        For further information contact:

Carlisle Group 561-368-3899	Makinson Cowell 212-994-9044

        Note: This and other press releases are available at the Company's web site: http://www.carlisleholdings.com.

Carlisle Holdings Limited

Financial Information
Summarized Consolidated Statements of Income (unaudited)
US dollars in millions except per share data

	3 months ended March 31, 2003	3 months ended March 31, 2002	12 months ended March 31, 2003	12 months ended March 31, 2002
Net sales
Facilities Services	223.3	228.3	917.2	973.5
Staffing Services	55.2	54.8	222.3	217.5
Telecommunication Services	12.9	12.3	55.2	55.5

Total net sales	291.4	295.4	1,194.7	1,246.5

Operating income
Facilities Services	1.7	(3.6)	3.5	(3.3)
Staffing Services	2.0	1.8	9.8	10.7
Financial Services	7.0	7.6	27.5	24.7
Telecommunication Services	3.4	6.3	19.2	26.0
Corporate overheads	(1.5)	(2.0)	(6.5)	(7.2)

Operating income	12.6	10.1	53.5	50.9

Associates	0.9	0.4	4.9	3.1
Net interest expense	(1.2)	(1.3)	(6.3)	(6.2)

Income before income taxes	12.3	9.2	52.1	47.8
Income taxes	(2.2)	(2.2)	(10.0)	(11.9)

Income after income taxes	10.1	7.0	42.1	35.9
Minority interests	(0.9)	(2.5)	(6.2)	(9.0)

Net income	9.2	4.5	35.9	26.9

Earnings per ordinary share:
Diluted	$0.16	$0.08	$0.61	$0.46
Number of shares—diluted	59.3m	59.0m	59.2m	58.9m

        The results for the three months and the twelve months ended March 31, 2003 are stated before non-recurring items of $0.7m and $0.3m net income, respectively (2002—$2.4m and $3.7m net charges, respectively). Non-recurring items in fiscal 2003 principally comprise net gains on asset disposals less employee severance costs. Net income for the three months and the twelve months ended March 31, 2003, after non-recurring items, amounted to $9.9m and $36.2m, respectively (2002—$2.1m and $23.2m, respectively) and earnings per share was $0.17 and $0.61, respectively (2002—$0.04 and $0.39, respectively).